CUSIP NO. 359671104	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Full Circle Capital Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

359671104
(CUSIP Number)

David C. Sims, President, Sims Capital Management LLC
225 East Mason Street, Suite 802
Milwaukee, WI 53202-3657
Telephone: (414) 765-1107
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 359671104	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON Sims Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,206,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,206,324
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP NO. 359671104	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON David C. Sims
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,206,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,206,324
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 359671104	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON Luke E. Sims
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,700
	8	SHARED VOTING POWER 1,206,324
	9	SOLE DISPOSITIVE POWER 12,700
	10	SHARED DISPOSITIVE POWER 1,206,324
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.42%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 359671104	Page 5 of 10 Pages

Item 1.                          Security and Issuer.

This Amendment to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Full Circle Capital Corporation, a Maryland corporation (the “Fund”).  The address of the principal executive offices of the Fund is 102 Greenwich Avenue, 2nd Floor, Greenwich, CT 06830.

Item 2.	Identity and Background.

Sims Capital Management LLC (“SCM”):

(a)
Sims Capital Management LLC (a Wisconsin limited liability company) (“SCM”).  SCM is owned 50% by David C. Sims and 50% by Luke E. Sims.  Messrs. David C. Sims and Luke E. Sims, respectively, are the only managers and officers of SCM.

(b)	225 East Mason Street, Suite 802, Milwaukee, WI 53202-3657
(c)	SEC-registered investment advisor (IA)
(d)	Not applicable
(e)	Not applicable
(f)	Wisconsin

David C. Sims:

(a)	David C. Sims
(b)	225 East Mason Street, Suite 802, Milwaukee, WI 53202-3657
(c)	President of Sims Capital Management LLC, an SEC-registered investment advisor. SCM’s business address is 225 East Mason Street, Suite 802, Milwaukee, WI 53202-3657.
(d)	Not applicable
(e)	Not applicable
(f)	United States

CUSIP NO. 359671104	Page 6 of 10 Pages

Luke E. Sims:

(a)	Luke E. Sims
(b)	225 East Mason Street, Suite 802, Milwaukee, WI 53202-3657
(c)	Chairman of Sims Capital Management LLC, an SEC-registered investment advisor. SCM’s business address is 225 East Mason Street, Suite 802, Milwaukee, WI 53202-3657.
(d)	Not applicable
(e)	Not applicable
(f)	United States

Each of the persons identified in this Amendment to Schedule 13D is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

SCM purchased Shares with investment funds held by advisory clients.  SCM owns no Shares itself.

To the knowledge of SCM, no borrowed funds were used by advisory clients in purchasing Shares, except that advisory client Peregrine Investment Fund LLC (“Peregrine”), a private investment fund affiliated with the reporting persons, maintains a customary brokerage margin account and some portion of Peregrine’s purchases may have been made with borrowed funds.

Luke E. Sims used his personal investment funds to purchase Shares.

Item 4.	Purpose of Transaction.

The reporting persons have purchased Shares because they believe the Shares are undervalued.  The reporting persons, or any of them, may from time to time purchase additional Shares, either in the open market, in privately-negotiated transactions, or otherwise.  Moreover, the reporting persons, or any of them, may from time to time dispose of Shares, either in the open market, in privately-negotiated transactions, or otherwise.

The Fund reportedly created a special committee (“Special Committee”) of its Board of Directors (“Board”) in November 2015.  The purpose of this Special Committee was to consider the Fund’s strategic options.

The creation of the Special Committee was, to the best of SCM’s knowledge, first publicly reported in mid-February 2016.

In late April 2016, SCM sent a letter to the Special Committee proposing various strategic options for the Special Committee to consider, including strategies to utilize the Fund’s approximately $45 million of net realized and unrealized capital losses (“Tax Losses”).  Nothing came of these various SCM-proposed strategic options.

In late June 2016, the Fund announced a complex merger proposal (“Proposed Merger”) for the merger of the Fund into a newly-created entity (Great Elm Capital Corp.) (“Survivor”), which proposal also included significant investments by funds affiliated with MAST Capital Management, LLC (“MAST”), and managerial roles by various current MAST principals and employees.  The Proposed Merger included, among other things, the contribution by MAST and MAST affiliates to the Survivor of certain junk (high yield) bonds and/or other securities issued by high risk and/or financially-troubled issuers.

CUSIP NO. 359671104	Page 7 of 10 Pages

Since the announcement of the Proposed Merger through mid‑July 2016, SCM sent three (3) letters to the Fund’s Board raising various issues with respect to: (i) the convoluted structure and complexity of the Proposed Merger, and (ii) raising specific issues with respect to the quality and pricing of certain of the MAST assets proposed to be contributed to the Survivor in the Proposed Merger, particularly the securities of Avanti Communications PLC.  (Copies of these letters are included as exhibits to this filing.)  The investing public apparently agrees with our assessment of the Proposed Merger since the Fund’s stock price declined after the Proposed Merger was announced and continues to trade at a significant discount (currently approximately 26%) from the Fund’s March 31, 2016 net asset value (NAV) of $3.61 per share.

SCM sent another letter, dated August 11, 2016, to the Fund’s Board of Directors raising concerns with respect to: (i) the flawed sale process employed by the Special Committee (and in turn endorsed by the full Fund Board) and (ii) the extravagant consulting payments (estimated by SCM to be in the range of $9 Million) payable post-closing to Messrs. John Stuart and Gregg Felton, the sole principals and officers of the Fund’s current investment advisor.  (A copy of this letter is attached as an exhibit to this Amendment to Schedule 13D.)  This $9 Million estimate represents fifteen percent (15%) of the current $60 Million equity market capitalization of the Fund.  SCM challenged the Fund Board to seek an advisory report from the U.S. Securities and Exchange Commission (“SEC”) with respect to the fairness of the Proposed Merger to Fund shareholders.  This procedure to request an advisory report from the SEC is expressly allowed pursuant to Section 25 of the Investment Company Act of 1940 (the “1940 Act”).  If the Fund Board refuses to seek such an advisory report from the SEC, then SCM will seek to line up holders of Fund shares holding at least 25% of the outstanding shares in order to seek such an advisory report directly from the SEC (again as expressly allowed and contemplated by the 1940 Act).

SCM sent a letter, dated September 6, 2016, to the Fund’s Board of Directors: (i) detailing some of the publicly-available information with respect to MAST’s recent investment performance and (ii) raising the related issue as to why the draft Registration Statement/Proxy Statement doesn’t include any information with respect to MAST’s historic investment performance.

SCM sent a letter, dated October 5, 2016, to the Fund’s Board of Directors detailing the fact that Avanti Communications PLC (AVN.L), a major holding of MAST Capital Management and certain of its investment funds (and a security proposed to be contributed to the surviving entity), has apparently failed to make a required payment (due October 1, 2016) of $32.25 Million of interest on its 10% senior secured notes and, as a result, the Fund’s Board of Directors should exercise its legal right to get out of the Proposed Merger.    This letter is included as an exhibit to this filing.

SCM believes that Fund shareholders will be better served by turning down the Proposed Merger, and then proceeding to liquidate the Fund.  (We acknowledge the fact that liquidation will result in the destruction of the value of the Tax Losses, but we have not been successful in getting the Special Committee or the entire Fund Board to address this issue.)  SCM does not necessarily believe that liquidation is the best option available to the Fund and its shareholders, but believes that it is far preferable to the Proposed Merger.

SCM believes that Fund shareholders should receive a minimum consideration of Fund NAV as of June 30, 2016 ($3.59 per share), plus a pro rata share of the Fund’s net investment income from that date to the date of liquidation.   Based upon its recent financial performance, the Fund has been generating positive net investment income.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the reporting persons have such a purpose.  Except as noted in this Amendment to Schedule 13D, none of the reporting persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP NO. 359671104	Page 8 of 10 Pages

Item 5.	Interests in Securities of the Issuer.

(a) The reporting persons in the aggregate beneficially own 1,219,024 Shares, representing 5.42% of the Fund’s 22,472,243 outstanding Shares (based on the Fund’s Form 10-K for the year ended June 30, 2016).  All of these Shares are owned; none are subject to a right to acquire by any reporting person.

(b) Each reporting person (in the group) has beneficial ownership of Shares as follows:

Sims Capital Management LLC:

(i)	Sole power to vote:	---
(ii)	Shared power to vote:	1,206,324
(iii)	Sole power to dispose:	---
(iv)	Shared power to dispose:	1,206,324

David C. Sims:

(i)	Sole power to vote:	---
(ii)	Shared power to vote:	1,206,324
(iii)	Sole power to dispose:	---
(iv)	Shared power to dispose:	1,206,324

Luke E. Sims

(i)	Sole power to vote:	12,700
(ii)	Shared power to vote:	1,206,324
(iii)	Sole power to dispose:	12,700
(iv)	Shared power to dispose:	1,206,324

(c) During the 60-day period preceding the filing of this Amendment to Schedule 13D, the reporting persons have purchased and/or sold Shares in the open market as follows:

Name	Trade Date	Number of Shares Purchased/(Sold)	Price Per Share
Sims Capital Management LLC	08/08/16	2,700	$ 2.57

CUSIP NO. 359671104	Page 9 of 10 Pages

(c) Each advisory client of Sims Capital Management LLC has the right to receive dividends from, and the proceeds from the sale of, Shares held by such advisory client.  Luke E. Sims has the right to receive dividends from, and the proceeds from the sale of, his individually-owned Shares.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                          Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.*

99.2	Letter, dated July 1, 2016, from Sims Capital Management LLC to Full Circle Capital Corporation Board of Directors.*

99.3	Letter, dated July 11, 2016, from Sims Capital Management LLC to Full Circle Capital Corporation Board of Directors.*

99.4	Letter, dated July 18, 2016, from Sims Capital Management LLC to Full Circle Capital Corporation Board of Directors.*

99.5	Letter, dated August 11, 2016, from Sims Capital Management LLC to Full Circle Capital Corporation Board of Directors.*

99.6	Letter, dated September 6, 2016, from Sims Capital Management LLC to Full Circle Capital Corporation Board of Directors.*

99.7	Letter, dated October 5, 2016, from Sims Capital Management LLC to Full Circle Capital Corporation Board of Directors.
_______________________
*  Previously filed

CUSIP NO. 359671104	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            October 5, 2016

SIMS CAPITAL MANAGEMENT LLC By: /s/ David C. Sims David C. Sims President
/s/ David C. Sims David C. Sims
/s/ Luke E. Sims Luke E. Sims